NORTHWEST BANCSHARES, INC.
100 Liberty Street
Warren, Pennsylvania 16365

January 22, 2020

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Northwest Bancshares, Inc.
Registration Statement on Form S-4 (Registration Number 333-235669)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Northwest Bancshares, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on January 24, 2020 at 3:00 p.m., or as soon thereafter as is practicable.

Very truly yours,

/s/ William W. Harvey, Jr.
William W. Harvey, Jr.
Senior Executive Vice President, Finance, and Chief Financial Officer
(Duly Authorized Representative)